Statement of Additional Information Supplement
John Hancock Financial Opportunities Fund
John Hancock Investors Trust
John Hancock Premium Dividend Fund
Supplement dated November 12, 2025 to the current Statement of Additional Information, as may be supplemented (the SAI)
Effective immediately, the Board of Trustees of each registered investment company listed above (each a “fund”) appointed the following individuals to serve as Independent Trustees of each fund:
Christine L. Hurtsellers
Kenneth J. Phelan
Accordingly, the following modifies and supplements the applicable disclosure under “THOSE RESPONSIBLE FOR MANAGEMENT” in each SAI, effective immediately:
The tables below present certain information regarding Christine L. Hurtsellers and Kenneth J. Phelan (each, a “New Trustee,” and together, the “New Trustees”), including their principal occupations, which, unless specific dates are shown, are of at least five years’ duration. In addition, the tables include information concerning other directorships held by each New Trustee in other registered investment companies or publicly traded companies. As of October 31, 2025, the “John Hancock Fund Complex” consisted of 179 funds (including separate series of series mutual funds). The address of each New Trustee is 200 Berkeley Street, Boston, Massachusetts 02116.
Name (Birth Year)	Current Position(s) with the Trusts[1]	Principal Occupation(s) and Other Directorships During the Past 5 Years	Number of Funds in John Hancock Fund Complex Overseen by Trustee
Independent
Christine L. Hurtsellers (1963)	Trustee, each Trust (since 2025)	Director, Investment Committee Chair, Chariot Re (since 2025); Board Counselor, UNICEF USA (since 2018); Board Counselor, The Carter Center (since 2010); Voya Financial, Inc., Chief Executive Officer, Voya Investment Management (2016-2024), Chief Investment Officer, Fixed Income (2009-2016); Board Governor, Investment Company Institute (2019-2024); Director, Pomona Capital (2018-2024); Former Member, US Treasury Borrowing Advisory Committee (2014-2022). Trustee of various trusts within the John Hancock Fund Complex (since 2025).	172
Kenneth J. Phelan (1959)	Trustee, each Trust (since 2025)	Director, Audit, Finance & Social Responsibility Committees member, Adtalem Global Education Inc. (since 2020); Director, Risk Oversight Chair, Executive, Human Resources & Compensation Committees member, Huntington Bancshares Incorporated (since 2019); Senior Advisor, Oliver Wyman, Inc. (since 2019); Chief Risk Officer, U.S. Department of the Treasury (2014-2019). Trustee of various trusts within the John Hancock Fund Complex (since 2025).	172
1 Each Trustee holds office until his or her successor is elected and qualified, or until the Trustee’s death, retirement, resignation, or removal. Ms. Hurtsellers and Mr. Phelan will stand for election in 2026 at the annual shareholder meeting.
Applicable disclosure under the heading “THOSE RESPONSIBLE FOR MANAGEMENT” in the “Additional Information about the Trustees” section of each SAI is also modified and supplemented as follows, effective immediately:
Manulife, Manulife Investments, Stylized M Design, and Manulife Investments & Stylized M Design are trademarks of The Manufacturers Life Insurance Company and John Hancock, and the Stylized John Hancock Design are trademarks of John Hancock Life Insurance Company (U.S.A.). Each are used by it and by its affiliates under license.

In addition to the description of each New Trustee’s Principal Occupation(s) and Other Directorships set forth above, the following provides further information about each New Trustee’s specific experience, qualifications, attributes or skills with respect to each Trust. The information in this section should not be understood to mean that either of the New Trustees is an “expert” within the meaning of the federal securities laws:
Independent Trustees
Christine L. Hurtsellers – As the former Chief Executive Officer and Chief Investment Officer, Fixed Income, of Voya Investment Management and a former member of the Board of Governors of the Investment Company Institute, Ms. Hurtsellers brings deep leadership, risk management, corporate strategy, operations, and regulatory expertise in the investment management, financial services, and capital markets industries. She also brings strong board leadership experience in her roles as a director of a life and annuity reinsurance business and a number of large non-profits.
Kenneth J. Phelan – Through his role as a director of a bank holding company and a public company and through his former roles as chief risk officer of the U.S. Department of the Treasury and various financial institutions, Mr. Phelan brings a strong background in risk management and oversight, legal and regulatory compliance, and corporate strategy, as well as leadership and operational experience in investment management, banking and capital markets. He also brings strong board leadership experience, including through challenging market environments.
Additionally, certain information in the “Board Committees” sub-section of the “Duties of Trustees; Committee Structure” section is amended, effective immediately, to reflect updated Committee memberships and Chairpersons, as applicable, for certain of the Committees as set forth below:
Compliance Committee. The Board also has a standing Compliance Committee (Ms. Fey, Mr. Garfield, and Mses. Hurtsellers and Jackson). Ms. Fey serves as Chairperson of this Committee.
Contracts, Legal & Risk Committee. The Board also has a standing Contracts, Legal & Risk Committee (Mr. Boyle, Ms. Ellison McKee, and Messrs. Phelan and Wright). Mr. Boyle serves as Chairperson of this Committee.
Investment Committee. The Board also has an Investment Committee composed of all of the Trustees. The Investment Committee has four subcommittees with the Trustees divided among the four subcommittees (each an “Investment Sub-Committee”). Messrs. Boyle and Cunningham and Mses. Ellison McKee and Jackson serve as Chairpersons of the Investment Sub-Committees.
You should read this supplement in conjunction with the SAI and retain it for your future reference.